

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

<u>**Via E-mail**</u>
David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

  Re: **Vonage Holdings Corp.**
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 13, 2014
    File No. 001-32887

Dear Mr. Pearson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director